Press Release	August 14, 2026

Largo Reports Q2 2026 Financial Results Reflecting 68% Revenue Growth and Positive Adjusted EBITDA, Despite Raw Material Input Cost Pressures; and Provides Guidance for New Copper-Platinum Group Metals Production

All amounts expressed are in U.S. dollars, denoted by "$".

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today announced financial and operating results for the three months ended June 30, 2026.

Mr. Alberto Arias, Executive Chairman and Co-Chief Executive Officer of Largo, stated: "Our second-quarter performance reflects the continued improvement of operations at the Maracás Menchen Mine and higher vanadium prices, which were partly offset by a rise in raw material input costs caused by war related disruptions in the Middle East. Higher ore availability at the mine resulted in a 29% increase in vanadium production while our commercial team increased sales by 53%. We are considering areas for further cost reductions to offset high sulfuric acid and fuel oil prices and anticipate generating revenues from our copper and Platinum Group Metals ("PGM") by-product production starting this month."

Mr. Jim Bannantine, Co-Chief Executive Officer of Largo, added: "The significant increase in revenue, together with positive Adjusted EBITDA and improved Mining Operations Adjusted EBITDA despite temporary cost pressures, demonstrates the value of pairing stronger production with improved commercial execution. We are preparing shipments for our first $60 million order from the U.S. Defense and Logistics Agency and have already started the production of copper-PGM concentrates as by-products from Maracás Menchen. We forecast copper-PGM concentrate production in the 300-380 ton per month range, with an average grade of approximately 15% copper and 41 grams per tonne of PGM. This copper-PGM concentrate production is being produced using existing infrastructure, diversifies our revenue base, and recovers greater value from material already being mined. Together with our expanded access to the U.S. market and the U.S. Defense Logistics Agency delivery order, these initiatives strengthen Largo's position as a supplier of critical minerals while supporting our focus on liquidity and long-term value creation."

Q2 2026 Highlights

Operation Highlights

  Vanadium pentoxide ("V₂O₅") production in Q2 2026 increased 28.5% to 2,900 tonnes vs. 2,256 tonnes in Q2 2025 and was near the upper end of the Company's quarterly guidance range of 2,500 to 3,000 tonnes. Production was supported by better ore availability and operational stability in the industrial plant. Year-to-date, V₂O₅ production increased 55.2% to 5,516 tonnes vs. 3,553 tonnes in the first half of 2025.

  Largo continues to expect full-year 2026 V₂O₅ equivalent production of 10,500 to 12,000 tonnes.

  Total ore mined in Q2 2026 increased 46.6% to 712,198 tonnes vs. 485,687 tonnes mined in Q2 2025. The effective ore grade¹ was 0.50% V₂O₅ in Q2 2026 vs. 0.51% in Q2 2025.

  Global recovery² in Q2 2026 was 82.5% compared with 84.9% in Q2 2025.

  Ilmenite concentrate production in Q2 2026 decreased 11.6% to 7,205 tonnes vs. 8,149 tonnes in Q2 2025. Ilmenite production was temporarily suspended in June as the Company conducted further testing and prepared to transition flotation capacity toward copper-PGM concentrate production.

  Initial copper-PGM production guidance at 300 to 380 tonnes per month, at an expected average copper grade of approximately 15% Cu, 41 grams per ton of PGMs.

Commercial Highlights

  Sales in Q2 2026 totaled 2,773 tonnes of V₂O₅ equivalent, including 61 tonnes of purchased material, up 53.5% from the 1,807 tonnes sold in Q2 2025, reflecting stronger commercial execution and improved market access. Separately, the Company delivered an additional 300 tonnes under its inventory supply agreement. These tonnes are subject to refund and were not recognized as sales.

  Sales of ilmenite concentrate, a by-product of the vanadium operation, increased 67.0% to 10,059 tonnes in Q2 2026 vs. 6,024 tonnes in Q2 2025.

  Vanadium market conditions strengthened during Q2 2026. In Europe, the average benchmark price for V₂O₅ was $6.03/lb in Q2 2026 vs. $5.13/lb in Q2 2025, while the average benchmark price for FeV was $28.17/kg vs. $24.37/kg. The average U.S. FeV benchmark price increased 45.8% to $21.65/lb from $14.85/lb, supported by tighter supply and demand from the aerospace and infrastructure sectors.

Financial Highlights

  Revenues increased 68.5% to $44.0 million in Q2 2026 from $26.1 million in Q2 2025. Vanadium sales revenue increased 67.3% to $42.6 million, while ilmenite sales revenue increased 114.4% to $1.4 million, reflecting higher sales volumes and stronger realized vanadium pricing.

  Revenues per pound sold of V₂O₅ equivalent increased 8.9% to $6.96 in Q2 2026 from $6.39 in Q2 2025, and 20.0% from $5.80 in Q1 2026.

  Cash operating costs excluding royalties were $5.10/lb sold in Q2 2026 compared with $4.63/lb in Q2 2025. Adjusted cash operating costs excluding royalties were $4.12/lb compared with $3.18/lb. The increases primarily reflected higher input costs, including diesel fuel, explosives and sulfur-derived reagents, together with higher operating activity supporting increased sales volumes.

  Cash provided before working capital items increased 206.2% to $6.6 million in Q2 2026 from $2.2 million in Q2 2025.

  Adjusted EBITDA increased to $2.7 million in Q2 2026 from $34 thousand in Q2 2025. Mining Operations Adjusted EBITDA increased 64.8% to $4.4 million from $2.7 million in Q2 2025.

  Largo recorded a net loss of $22.7 million in Q2 2026 compared with a net loss of $5.8 million in Q2 2025. The change primarily reflected large non-cash items such as a write-down of vanadium assets and a deferred income tax expense, as well as higher materials, supplies and other production costs, professional, consulting and management compensation, finance costs, partially offset by higher revenues.

  Basic loss per share was $0.21 in Q2 2026 compared with $0.09 in Q2 2025.

  The Company ended Q2 2026 with a cash balance of $5.1 million and debt of $114.2 million.

Financial and Operational Results - Highlights

thousands of U.S. dollars, except as otherwise stated	Q2 2026	Q2 2025	Change
Revenues	43,999	26,117	+68.5%
Operating costs	(48,031)	(30,057)	+59.8%
Net loss	(22,735)	(5,752)	+295.3%
Basic loss per share	(0.21)	(0.09)	+133.3%
Adjusted EBITDA[1]	2,695	34	+7,826%
Mining operations adjusted EBITDA[1]	4,376	2,656	+64.8%
Cash provided (used) before working capital items	6,587	2,151	+206.2%
Cash operating costs excl. royalties[1] ($/lb)	5.10	4.63	+10.2%
Adjusted cash operating costs excl. royalties[1] ($/lb)	4.12	3.18	+29.6%
Cash	5,103*	9,716**	-47.5%
Debt	114,249*	107,066**	+6.7%
Total mined - dry basis (tonnes)	3,914,026	4,261,626	-8.2%
Total ore mined (tonnes)	712,198	485,687	+46.6%
Effective grade[2] of ore mined (%)	0.50	0.51	-2.4%
V2O5 equivalent produced (tonnes)	2,900	2,256	+28.5%
V2O5 equivalent sales (tonnes)	2,773	1,807	+53.5%
Ilmenite concentrate produced (tonnes)	7,205	8,149	-11.6%
Ilmenite concentrate sold (tonnes)	10,059	6,024	+67.0%
* As of June 30, 2026. ** As of December 31, 2025
1 The cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, Adjusted EBITDA, Mining operations adjusted EBITDA, revenues per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.
2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate

Subsequent Events

U.S. Defense Logistics Agency Delivery Order

On July 7, 2026, Largo secured a $60.1 million delivery order from the U.S. Defense Logistics Agency Strategic Materials under a five-year contract. The order supports the supply of high-purity vanadium products and reinforces the Company's strategic role in U.S. critical-mineral supply chains.

U.S. Tariff Developments

On July 15, 2026, the Office of the United States Trade Representative published its final action imposing an additional 25% tariff on certain products of Brazil, effective for covered goods entered for consumption, or withdrawn from warehouse for consumption, on or after 12:01 a.m. Eastern Time on July 22, 2026.

Vanadium oxides and hydroxides classified under HTSUS 2825.30 are expressly included on the published exemption list. Accordingly, Brazilian-origin V₂O₅ imported under this tariff classification is not subject to the new 25% Brazil-specific Section 301 tariff.

The exemption is product-specific and does not extend to ferrovanadium ("FeV") exported directly from Brazil. Largo's exposure to the Brazil-specific tariff on ferrovanadium is limited, as the majority of the Company's ferrovanadium sales to the U.S. are not supplied directly from Brazil. The Company is also evaluating recently announced additional U.S. tariffs on certain Canadian products and their potential application to ferrovanadium supplied from Canada to the U.S.

At-The-Market Equity Offering Program

In January 2026, the Company launched an at-the-market equity offering program (the "ATM Program"). The ATM Program allows the Company to issue and sell common shares periodically on the Nasdaq Stock Market, with total gross proceeds of up to $60 million. Since the beginning of the year, Largo has raised approximately $24.8 million in net proceeds.

Start of Copper-PGM By-Product Production

Subsequent to Q2 2026, Brazil's National Mining Agency ("ANM") approved Largo's request to produce and sell copper, PGMs, nickel and cobalt as by-products from its existing mining operations at the Maracás Menchen Mine.

Following successful industrial-scale flotation tests, the Company commenced full-scale production of a copper-PGM concentrate on August 7, 2026, using its existing ilmenite flotation infrastructure.

Largo believes the initiative can diversify its revenue base, improve overall resource utilization and generate higher profit margins than ilmenite production without requiring material capital expenditures. The Company temporarily suspended ilmenite concentrate production to maximize copper-PGM concentrate output and is evaluating the additional equipment required to produce ilmenite concentrate from the copper flotation tailings. Largo is also discussing commercial terms for its first copper-PGM concentrate shipment with potential smelters and traders.

Vanadium Market Update

Vanadium market conditions strengthened during Q2 2026. In Europe, the average benchmark price for V₂O₅ increased 17.5% to $6.03/lb from $5.13/lb in Q2 2025, while the average benchmark price for FeV increased 15.6% to $28.17/kg from $24.37/kg. In the U.S., the average FeV benchmark price increased 45.8% to $21.65/lb from $14.85/lb, supported primarily by tighter global supply and demand from the domestic aerospace and infrastructure sectors.

Stronger market pricing was reflected in the Company's realized revenue per pound sold, which increased approximately 20.0% to $6.96 in Q2 2026 from $5.80 in Q1 2026 and increased 8.9% from $6.39 in Q2 2025.

The Company continues to monitor market volatility, geopolitical developments and trade-policy changes that may affect pricing and commercial activity during the remainder of 2026.

Vanadium Guidance for 2026

Largo is reiterating its 2026 vanadium guidance. The Company continues to expect annual V₂O₅ equivalent production of 10,500 to 12,000 tonnes, annual V₂O₅ equivalent sales of 7,500 to 9,500 tonnes and adjusted cash operating costs excluding royalties of $3.50/lb to $4.50/lb sold.

2026 Guidance
Annual V2O5 equivalent production	tonnes	10,500 - 12,000
Annual V2O5 equivalent sales[1]	tonnes	7,500 - 9,500

Adjusted cash operating costs excluding royalties per pound[2]	$/lb	3.50 - 4.50

Vanadium	Q1	Q2	Q3		Q4		2026
	Actual	Actual	Low	High	Low	High	Low	High
Production (tonnes V2O5)	2,616	2,900	2,600	3,100	3,000	3,200	10,500	12,000
Sales[1] (tonnes V2O5)	2,141	2,773	2,000	2,500	2,000	2,500	7,500	9,500
  Sales guidance does not include purchased products or any sold material related to the Company's vanadium inventory supply agreement.
  Adjusted cash operating costs excluding royalties per pound is a non-GAAP ratio with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

The Company's 2026 guidance is presented on a business-as-usual basis and reflects management's current expectations for improved mine access, higher ore availability, and the continued impact of operational enhancements implemented during 2025.

The Company continues to monitor geopolitical and trade-related uncertainties, operating conditions and input costs and may revise its guidance if operating assumptions or market conditions materially change.

Initial Copper-PGM Concentrate Production Guidance for 2026

Based on the industrial test results, Largo is providing initial copper-PGM concentrate production guidance of approximately 300 to 380 tonnes per month at an expected average copper grade of approximately 15% Cu and 41 grams per ton of PGMs (13 grams per ton gold, 16 grams per ton platinum, 12 grams per ton palladium), and 53 grams per ton silver.

The Company expects production to progressively stabilize within this range as operations are optimized. Largo believes that copper-PGM concentrate production will provide an additional revenue stream, further strengthening the overall economics of its Maracás Menchen operations and lowering the effective cost of vanadium production through by-product credits.

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2026 and June 30, 2025 and its management's discussion and analysis ("MD&A") for the quarter ended June 30, 2026, which are available on the Company's website and on its profiles on SEDAR+ and EDGAR at www.sec.gov.

About Largo

Largo is the world's largest primary vanadium producer and a globally recognized supplier of high-quality vanadium products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the clean energy storage sector through its 37.4% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada, and a 100% interest in the Currais Novos Tungsten Tailing Project near Natal, Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Vera Abdo
Investor Relations Consultant
+1.640.223.6956
largoir@mzgroup.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release may include, but is not limited to, the ability of the Company to continue as a going concern, the ability of the Company to keep the Maracás Menchen Mine operating, the statements, the timing and amount regarding estimated future production and sales; statements regarding estimated future production and sales; customer demand and sales volumes; 2026 guidance; the Company's future strategy; the timing and quantity of deliveries under the U.S. Defense Logistics Agency delivery order; the Company's ability to fulfill contractual requirements and meet applicable technical and quality specifications; the Company's ability to source, install, and commission additional processing equipment on expected timelines and budgets; the impact of U.S. tariffs, exemptions and other trade measures; the impact of potential future changes in U.S. tariffs; the future price of commodities; the future of FeV prices and the Company's ability to benefit from the strengthening of those prices; the Company's ability to secure financing, refinance debt and maintain sufficient liquidity; the expected development and commercialization of electrolyte production through the Storion Energy joint venture; the Company's ability to execute its production, inventory, commercial and by-product-development plans; the Company's ability to explore and commercialize copper and PGMs concentrates; expected metallurgical recoveries and product specifications; the use of existing processing and flotation infrastructure; the potential diversification of the Company's product and revenue mix; the capital requirements and potential economic benefits of the copper-PGM initiative; the Company's expectations and plans in respect of the at-the-market offering;  and management's expectations for improved mine access, higher ore availability and the impact of operational enhancements implemented during 2025.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; that the current U.S. tariff rate on Brazilian imports will remain at or near current levels and the tariff classification of the Company's vanadium products will remain unchanged; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; the continued validity and effectiveness of the ANM approval and satisfaction of any conditions attached to it; receipt of any additional regulatory and governmental approvals; the suitability of existing mineral feed and processing infrastructure for copper-PGM concentrate production; achievement of expected recoveries and product specifications; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine; the availability of financing for operations and development; the Company's ability to fund operations and meet its financial obligations as they come due; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine; the ability to obtain funding through government grants and awards for the Green Energy sector; that the Company's current plans for vanadium and ilmenite can be achieved; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; that the Company will enter into agreements for the sales of vanadium and ilmenite on favourable terms and for the sale of substantially all of its annual production capacity; the Company's ability to attract and retain skilled personnel and directors; the ability of management to execute strategic goals; uncertainty regarding future sales volumes and customer demand; changes in global trade policies, including the imposition of tariffs or other trade restrictions by the United States or other jurisdictions.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential, or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates, and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A, which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP Measures

The Company uses certain non-GAAP measures, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS (the Company's GAAP) and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management believes that non-IFRS financial measures, when supplementing measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Revenues Per Pound

The Company refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 19 to the Q2 2026 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Revenues - V2O5 produced[1]	$17,424	$8,151	$29,039	$20,284
V2O5 sold - produced (000s lb)	2,950	1,310	5,242	3,429
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	5.91	6.22	5.54	5.92

Revenues - V2O5[1]	$17,424	$8,151	$29,039	$20,284
V2O5 sold - produced (000s lb)	2,950	1,310	5,242	3,429
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	5.91	6.22	5.54	5.92

Revenues - V2O3 produced [1]	$1,861	$1,435	$1,861	$2,731
V2O3 sold (000s lb)	229	173	229	338
V2O3 revenues per pound of V2O3 sold ($/lb)	8.13	8.29	8.13	8.08

Revenues - FeV produced[1] - Europe	$9,040	$4,046	$15,604	$6,652
FeV sold - produced (000s kg) - Europe	411	242	758	403
FeV revenues per kg of FeV sold - produced ($/kg) - Europe	22.00	16.71	20.59	16.51

Revenues - FeV produced[1] - USA	$13,338	$9,834	$21,008	$18,940
FeV sold - produced (000s kg) - USA	424	425	733	838
FeV revenues per kg of FeV sold - produced ($/kg) - USA	31.46	23.15	28.66	22.60

Revenues - FeV purchased[1]	$893	$1,978	$893	$4,334
FeV sold - purchased (000s kg)	40	81	40	186
FeV revenues per kg of FeV sold - purchased ($/kg)	22.33	24.42	22.33	23.30

Revenues - FeV[1]	$23,271	$15,858	$37,505	$29,926
FeV sold (000s kg)	875	748	1,531	1,427
FeV revenues per kg of FeV sold ($/kg)	26.60	21.20	24.50	20.97

Revenues[1]	$42,556	$25,444	$68,405	$52,941
V2O5 equivalent sold (000s lb)	6,115	3,984	10,571	8,539
Revenues per pound sold ($/lb)	6.96	6.39	6.47	6.20

  Quarter ended June 30 as per note 19 of the Q2 2026 unaudited condensed interim consolidated financial statements.

Cash Operating Costs, Cash Operating Costs Excluding Royalties and Adjusted Cash Operating Costs Excluding Royalties

The Company refers to cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Adjusted cash operating costs excluding royalties is calculated as cash operating costs excluding royalties less write-downs of produced products.

Cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound are obtained by dividing cash operating costs, cash operating costs excluding royalties and adjusted cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs, cash operating costs excluding royalties, adjusted cash operating costs excluding royalties, cash operating costs per pound, cash operating costs excluding royalties per pound and adjusted cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q2 2026 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating costs[1]	$48,031	$30,057	$82,525	$72,534
Professional, consulting and management compensation[2]	974	441	1,614	976
Office, administrative and other expenses[3]	238	210	490	389
Less: ilmenite costs and write-down[1]	(1,353)	(1,875)	(3,651)	(4,095)
Less: conversion costs[1]	(4,582)	(2,545)	(8,371)	(5,536)
Less: product acquisition costs[1]	(485)	(1,978)	(485)	(4,335)
Less: distribution costs[1]	(2,686)	(1,957)	(4,405)	(3,534)

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Less: inventory write-down[4]	(1,082)	10	(1,082)	11
Less: depreciation and amortization expense[1]	(6,160)	(4,086)	(13,076)	(9,548)
Cash operating costs	$32,895	$18,277	$53,559	$46,862
Less: royalties[1]	(2,391)	(1,097)	(4,110)	(2,169)
Cash operating costs excluding royalties	$30,504	$17,180	$49,449	$44,693
Less: vanadium inventory write-down[5]	(5,844)	(5,371)	(7,511)	(16,577)
Adjusted cash operating costs excluding royalties	$24,660	$11,809	$41,938	$28,116
Produced V2O5 sold (000s lb)	5,980	3,713	10,436	7,919
Cash operating costs per pound ($/lb)	5.50	4.92	5.13	5.92
Cash operating costs excluding royalties per pound ($/lb)	5.10	4.63	4.74	5.64
Adjusted cash operating costs excluding royalties per pound ($/lb)	4.12	3.18	4.02	3.55

1. As per note 20 of the Q2 2026 unaudited condensed interim consolidated financial statements.

2. As per the Mine properties segment in note 16.

3. As per the Mine properties segment in note 16 less the decrease in legal provisions of $30 (Q2 2026) and increase in legal provisions of $130 (for the six-month period ended June 30, 2026) as noted in the " Office, administrative and other expenses " section on page 8 of the MD&A for Q2 2026.

4. As per note 5 for ilmenite finished products and warehouse supplies.

5. As per note 5 for vanadium finished products.

EBITDA and Adjusted EBITDA

The Company refers to earnings before interest, tax, depreciation and amortization, or "EBITDA", and adjusted EBITDA, which are non-GAAP financial measures, in order to provide investors with information about key measures used by management to monitor performance. EBITDA is used as an indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Adjusted EBITDA removes the effect of inventory write-downs, impairment charges (including write-downs of vanadium assets), insurance proceeds received, movements in legal provisions, non-recurring employee settlements and other expense adjustments that are considered to be non-recurring for the Company. The Company believes that by excluding these amounts, which are not indicative of the performance of the core business and do not necessarily reflect the underlying operating results for the periods presented, it will assist analysts, investors and other stakeholders of the Company in better understanding the Company's ability to generate liquidity from its core business activities.

EBITDA and adjusted EBITDA are intended to provide additional information to analysts, investors and other stakeholders of the Company and do not have any standardized definition under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures exclude the impact of depreciation, costs of financing activities and taxes, and the effects of changes in operating working capital balances and therefore are not necessarily indicative of operating profit or cash flow from operating activities as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net income (loss) as per the Q2 2026 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended
	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Net loss	$(22,735)	$(5,752)	$(27,465)	$(14,957)
Foreign exchange gain (loss)	(43)	(4,745)	(4,932)	(10,536)
Share-based payments expense (recovery)	(113)	102	(11)	212
Finance costs	3,907	2,951	7,413	5,102
Interest income (expense)	24	(56)	16	(177)
Income tax expense	52	18	95	68
Deferred income tax expense (benefit)	6,269	(1,605)	6,375	(4,271)
Depreciation[1]	6,381	4,307	13,515	9,990
EBITDA	$(6,258)	$(4,780)	($4,994)	$(14,569)
Inventory write-down[2]	7,283	5,011	9,109	16,591
Write-down (reversal) of vanadium assets	1,640	46	(3,047)	313
Movement in legal provisions[3]	30	(243)	130	104
Gain on dilution of investment in associate	-	-	(2,843)	$(5,179)
Adjusted EBITDA	$2,695	$34	$(1,645)	$(2,740)
Less: Clean Energy Adjusted EBITDA	1,536	2,455	3,513	4,233
Less: LPV Adjusted EBITDA	145	167	232	466
Mining Operations Adjusted EBITDA	$4,376	$2,656	$2,100	$1,959

1. As per the consolidated statements of cash flows.

2. As per note 5 of the Q2 2026 unaudited condensed interim consolidated financial statements.

3. As per the "non-recurring items" section on page 11 of the MD&A for Q2 2026.